SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

itemus inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92267K100
(CUSIP Number)

**General Counsel
Compaq Computer Corporation
20555 State Highway 249
Houston, Texas 77070
(281) 370-0670**
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

**Craig A. Roeder
Baker & McKenzie
One Prudential Plaza
130 East Randolph Drive
Chicago, Illinois 60601
(312) 861-8000**

December 12, 2000
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act") or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Compaq Cayman Islands Investment Company		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		SOLE VOTING POWER -0-
		SHARED VOTING POWER 27,590,909
		SOLE DISPOSITIVE POWER -0-
		SHARED DISPOSITIVE POWER 27,590,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,590,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Compaq Computer Corporation		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒	
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		SOLE VOTING POWER -0-
		SHARED VOTING POWER 27,590,909
		SOLE DISPOSITIVE POWER -0-
		SHARED DISPOSITIVE POWER 27,590,909

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,590,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON CO

Item 1.   Security and Issuer.

The class of securities to which this Statement relates is the Common Shares (the "Common Shares"), of itemus inc., a corporation organized under the laws of Canada (the "Company"). The principal business address of the Company is 200 Burrard Street, Suite 1688,Vancouver, British Columbia V6C 3L6.

Item 2.   Identity and Background.

(a)-(c)   This Statement is being jointly filed by the following persons (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"):

(1)   Compaq Cayman Islands Investment Company (the "Purchaser"), a corporation organized under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Compaq"), as the beneficial owner of 27,590,909 Common Shares of the Company. The Purchaser has a principal place of business at P.O. 265 GT, Walker House, Georgetown, Grand Cayman, Cayman Islands. The Purchaser's principal business is to act as a holding company for various investments made by or on behalf of Compaq and its affiliates. To the best of the Purchaser's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Purchaser is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(2)   Compaq as the beneficial owner of 27,590,909 Common Shares of the Company. Compaq has a principal place of business at 20555 State Highway 249, MS 110701, Houston, Texas 77070. Compaq's principal business is the development and marketing of hardware, software, solutions and services, including industry-leading enterprise computing solutions, fault-tolerant business-critical solutions, enterprise and network storage solutions, commercial desktop and portable products and consumer PCs. To the best of Compaq's knowledge as of the date hereof, the name, business address, present principal occupation or employment, name, and principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Compaq is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d)   To the knowledge of the Reporting Persons, except for the two-month suspended sentence and fine of approximately US $10,000 given by the Tribunal Correctionnel de Draguignan, Draguignan, France, on November 18, 1996, to Thomas Perkins, a Compaq director, in connection with the Tribunal's charge of involuntary manslaughter, as a result of a boating accident during the course of a sailing regatta, neither the Reporting Persons, nor any other executive officers or directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. This suspended sentence was also given to the other parties involved in the accident including the race organizer. No parties were found innocent.

(e)   The Reporting Persons have not, nor, to the knowledge of the Reporting Persons, have any of their executive officers or directors been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Peter Blackmore, an executive officer of Compaq, is a British citizen. All of the other directors and executive officers of the Purchaser and Compaq are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Persons used funds from Compaq's working capital to acquire the Common Shares to which this Statement relates. The aggregate purchase price of the Common Shares to which this Statement relates was US $10,000,000.

Item 4.   Purpose of Transaction.

The Reporting Persons have acquired the Common Shares to which this Statement relates for investment purposes. The Reporting Persons will continue to evaluate their investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Company Shares. Based upon such evaluation, the Reporting Persons may take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Persons may seek to acquire additional Common Shares in the open market or in private transactions, or determine to dispose of all or a portion of the Common Shares beneficially owned by the Reporting Persons, including through hedging transactions with third parties.

(a)   Pursuant to the Master Agreement dated as of December 12, 2000 between the Purchaser and the Company (the "Master Agreement"), the Purchaser has the obligation to make an additional investment of US $5,000,000 in the Common Shares of the Company within 30 days after the fourth anniversary of the date of the Master Agreement. The Purchaser's obligation is subject to the satisfaction of certain conditions, including a condition requiring the Company and its affiliated companies to have purchased an agreed amount of goods and services from Compaq and its affiliated companies prior to the fourth anniversary of the date of the Master Agreement. The price of each Common Share to be purchased by the Purchaser will be equal to the greater of average of the closing prices of a Common Share on The Toronto Stock Exchange during a ten trading day period prior to the date of the purchase transaction and the minimum price permitted by The Toronto Stock Exchange.

The Master Agreement further provides that if the Company is in material default of its contractual obligations to Compaq and its affiliated companies, or if the Company becomes subject to bankruptcy or insolvency proceedings, the Purchaser, in addition to its other contractual, legal and equitable rights, will be permitted to sell part or all of its Company Shares in the public markets or in one or more privately negotiated transactions. If the net sales proceeds received by the Purchaser in connection with such sales is less than the purchase price paid by the Purchaser for the shares sold, then the Company will be obligated to pay the Purchaser a portion of the shortfall. The portion of the shortfall required to be paid by the Company will be equal to (i) one minus (ii) a fraction, the numerator of which is the total dollar amount of goods and services actually purchased by the Company and its affiliated companies from Compaq and its affiliated companies pursuant to the Master Agreement and the denominator of which is the dollar amount of the Company's minimum purchase commitment provided in the Master Agreement. The foregoing arrangement does not limit the right of the Purchaser to sell part or all of its Common Shares prior to the occurrence of an event triggering the Company's shortfall payment obligation.

If the Purchaser's percentage ownership of the Company's outstanding equity securities equals or exceeds 20% as a result of changes in the Company's capitalization, including through repurchases by the Company of its outstanding shares, the Purchaser has the right under the Master Agreement to require that the Company repurchase at fair market value a sufficient number of the Purchaser's Company Shares so as to reduce the Purchaser's percentage ownership interest in the Company to below 20%, subject to applicable securities law requirements. The Master Agreement also provides for a customary preemptive right that enables the Purchaser to participate on a pro rata basis in any future issuances of Company Shares or other equity securities or rights issued by the Company, subject to regulatory approval.

(b) – (c) Not applicable.

(d)   Pursuant to the Master Agreement, the Purchaser has the right, subject to certain conditions, to designate one member of the Board of Directors of the Company. The Company has agreed to use its commercially reasonable efforts to ensure that the individual designated by the Purchaser is elected as a director of the Company.

(e) - (j) Not Applicable.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   **Interest in Securities of the Issuer.**

(a) - (b) As of the date hereof, the Purchaser is the record holder of 27,590,909 Common Shares of the Company. This number of shares represents 12.6% of the outstanding Common Shares of the Company. This percentage is based on the number of Company Shares outstanding as of December 12, 2000 as represented by the Company in the Master Agreement. Compaq is the indirect corporate parent of the Purchaser and, as such, may be deemed to beneficially own the Common Shares held of record by the Purchaser. Due to the relationship between Compaq and the Purchaser, Compaq and the Purchaser may be deemed to share voting and dispositive power with respect to these shares.

(c)   Except as described herein, neither the Purchaser nor Compaq has not effected any transactions in the Common Shares during the past 60 days.

(d)   Not applicable.

(e)   Not applicable.

Item 6.   **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.**

The responses to Item 4 of this Statement and the Exhibits to this Statement are incorporated herein by reference.

Item 7.   **Material to Be Filed as Exhibits.**

Exhibit A: Joint Filing Agreement dated as of December 22, 2000 between the Reporting Persons.

Exhibit B: Master Agreement dated as of December 12, 2000 between the Purchaser and the Company.

Exhibit C: Registration Agreement dated as of December 12, 2000 between the Purchaser and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2000

COMPAQ CAYMAN ISLANDS
INVESTMENT COMPANY

Linda S. Auwers
Linda S. Auwers
Vice President and Secretary

December 22, 2000

COMPAQ COMPUTER CORPORATION

Linda S. Auwers
Linda S. Auwers
Vice President, Associate General Counsel and Secretary

DIRECTORS AND EXECUTIVE OFFICERS
OF
COMPAQ CAYMAN ISLANDS INVESTMENT COMPANY

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Compaq Cayman Islands Investment Company (the "Purchaser").

Thomas W. McBride — Director and Vice President of the Purchaser, Vice President of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

Linda S. Auwers — Director, Vice President and Secretary of the Purchaser, Vice President, Associate General Counsel and Secretary of Compaq. Her business address is 20555 State Highway 249, Houston, Texas 77070.

Ben K. Wells — Director, Vice President and Treasurer of the Purchaser, Vice President and Treasurer of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

Jesse J. Greene, Jr. — President of Purchaser, Senior Vice President & Chief Financial Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

DIRECTORS AND EXECUTIVE OFFICERS
OF
COMPAQ COMPUTER CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Compaq Computer Corporation ("Compaq").

Michael D. Capellas – Director of Compaq, Chairman, President & Chief Executive Officer. His business address is 20555 State Highway 249, Houston, Texas 77070.

Lawrence T. Babbio, Jr. – Director of Compaq, Vice Chairman & President of Verizon Communications, Inc., a provider of advanced wireline voice and data services, wireless services and publisher of directory information. His business address and the address of Verizon Communications, Inc. is 1095 Avenue of America, Room 3923, New York, New York 10036.

Robert T. Enloe, III – Director of Compaq, managing general partner of Balquita Partners, Ltd., a real estate and securities investment partnership. His business address, and the address of Balquita Partnership, Ltd., is 312 Maple Avenue, Suite 200, Dallas, Texas 75201.

George H. Heilmeier – Director of Compaq, Chairman Emeritus of Telcordia Technologies, a research and engineering consortium. His business address and the address of Telcordia is Morris Corporate Center, 445 South Street, Morristown, New Jersey 07960-6438.

Peter N. Larson – Director of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

Kenneth L. Lay – Director of Compaq, Chairman of the Board and Chief Executive Officer of Enron Corp., a diversified energy company. His business address and the address of Enron Corp. is 1400 Smith Street, 50th Floor, Houston, Texas 77002.

Thomas J. Perkins – Director of Compaq, general partner of Kleiner Perkins Caufield & Byers since 1972, a private investment partnership. His business address and the address of Kleiner Perkins Caufield & Byers is 4 Emarcadero Center, Suite 3620, San Francisco, California 94111.

Kenneth Roman – Director of Compaq. His business address is 20555 State Highway 249, Houston, Texas 77070.

Lucille S. Salhany — Director of Compaq, Co-President and Chief Executive Officer of Life FX, Inc. Her business address is 153 Needham Street, 2nd Floor, Newton, Massachusetts 02464.

Judith L. Craven — Director of Compaq. Her business address is 20555 State Highway 249, Houston, Texas 77070.

Michael D. Capellas — Director of Compaq, Chairman, President & Chief Executive Officer. His business address is 20555 State Highway 249, Houston, Texas 77070.

Peter Blackmore — Executive Vice President of Compaq, Sales & Services. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Michael J. Larson — Senior Vice President and General Manager, Consumer Group of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Robert V. Napier — Senior Vice President and Chief Information Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Thomas C. Siekman — Senior Vice President and General Counsel of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Michael J. Winkler — Executive Vice President of Compaq, Global Business Units. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Yvonne R. Jackson — Senior Vice President, Human Resources, Organization & Environment. Her business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Douglas B. Fox — Senior Vice President of Compaq, Marketing & Strategy. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Jesse J. Greene, Jr. — Senior Vice President & Chief Financial Officer of Compaq. His business address and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

Mary T. McDowell — Senior Vice President and General Manager, Industry Standard Server Group of Compaq. Her business address, and the address of Compaq, is 20555 State Highway 249, Houston, Texas 77070.

Shane V. Robison — Senior Vice President and Chief Technology Officer of Compaq. His business address, and the address of Compaq is 20555 State Highway 249, Houston, Texas 77070.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other party that the statement on Schedule 13D pertaining to certain securities of itemus inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

December 22, 2000

COMPAQ CAYMAN ISLANDS
INVESTMENT COMPANY

Linda S. Auwers
Vice President and Secretary

December 22, 2000

COMPAQ COMPUTER CORPORATION

Linda S. Auwers
Vice President, Associate General Counsel and Secretary

MASTER AGREEMENT

THIS AGREEMENT made this 12th day of December, 2000.

B E T W E E N:

COMPAQ CAYMAN ISLANDS INVESTMENT COMPANY, a corporation incorporated under the laws of the Cayman Islands

(hereinafter called "CCIIC")

- and -

ITEMUS INC., a corporation incorporated under the laws of Canada

(hereinafter called "Itemus")

WHEREAS CCIIC and Itemus, pursuant to this Agreement, are hereby entering into a strategic alliance whereby CCIIC shall become a minority equity investor in common shares in the capital stock of Itemus and Itemus shall agree to purchase certain amounts of goods and services from Compaq Computer Corporation ("Compaq") and its affiliates, all in accordance with and pursuant to the terms hereof and the terms of the other documents and agreements referred to and entered into in connection herewith;

THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties thereto, the parties agree as follows:

1. PURCHASE OF COMPAQ PRODUCTS AND SERVICES

1.1 During the five (5) year term of this Agreement commencing from the date hereof, Itemus, together with those persons, from time to time, named on Schedule "A" hereto (individually an "Itemus Group Member" and collectively, the "Itemus Group") shall purchase in the aggregate not less than U.S.$100,000,000 of goods or services from Compaq or its affiliates, including without limitation, Compaq Canada Corp. (individually, a "Compaq Group Member" and collectively, the "Compaq Group") as follows: (a) U.S.$75,000,000 during the first four (4) years following the date of this Agreement, with at least U.S.$15,000,000 being purchased in the first year of the term of this Agreement; U.S.$33,750,000 being purchased by the end of the second year of the term of this Agreement; U.S.$52,500,000 being purchased by the end of the third year of the term of this Agreement; and U.S.$75,000,000 being purchased by the end of the fourth year of the term of this Agreement (individually, an "Initial Purchase Commitment" and collectively, the "Initial Purchase Commitments") and (b) subject to CCIIC making the additional equity investment as described in Section 2.2 hereof, U.S.$25,000,000 during the fifth year following the date of this Agreement (the "Supplementary Purchase Commitment").

1.2   Any company intending to become an Itemus Group Member and purchase goods or services from the Compaq Group pursuant hereto shall first (i) require the prior approval of CCIIC, such approval to be made in CCIIC's sole discretion but not to be unreasonably withheld or delayed; (ii) be added to the list of Itemus Group Members as contained in Schedule "A" hereto by the amendment of such Schedule "A"; and (iii) enter into a Strategic Alliance and Sales Agreement with CCIIC or applicable Compaq Group Member in the form attached hereto as Exhibit "B". All purchases of Compaq goods or services by any and all such Itemus Group Members shall be made pursuant to the terms of such Strategic Alliance and Sales Agreement and the terms hereof. Itemus Group Members which are companies affiliated with Itemus (as such term is defined in the *Canada Business Corporations Act*) shall be designated as such in Schedule "A" and shall be referred to as an "Itemus Affiliate" or collectively as "Itemus Affiliates"). The obligations and liabilities of each Itemus Affiliate pursuant to each Strategic Alliance and Sales Agreement entered into with CCIIC or applicable Compaq Group Member, including without limitation, the payment for all purchases of goods or services made pursuant thereto, are hereby guaranteed by Itemus.

1.3   Each Compaq Group Member that receives a purchase order from an Itemus Group Member pursuant to the Strategic Alliance and Sales Agreement shall follow its customary procedures for determining whether to accept and honour such purchase order (including without limitation, the consideration of the creditworthiness of such Itemus Group Member).

1.4   If any goods or services purchased pursuant hereto shall not be paid for in full when such payment is due and payable, then without limiting each Compaq Group Member's rights or remedies, as applicable, against the purchaser of such goods and services and without prejudice thereto, the amount owing in respect thereof shall be deducted from the then current aggregate amount of purchases made by Itemus Group Members for purposes of determining whether the Initial Purchase Commitments or the Supplementary Purchase Commitment, as applicable, have been met.

1.5   A designated representative of Compaq shall establish a procedure, with input from a designated representative of Itemus, by which the parties hereto will identify and track all sales of goods and services made by Compaq Group Members to Itemus Group Members pursuant hereto for the purpose of determining whether the Initial Purchase Commitments and Supplementary Purchase Commitment have been satisfied. Failure by Itemus to comply with such procedure will result in purchases not being credited to the applicable purchase commitment unless otherwise agreed to in writing by the parties hereto.

2.   SUBSCRIPTION OF ITEMUS SHARES BY CCIIC

2.1   Contemporaneous with the entering into of this Agreement, the parties hereto shall enter into a share subscription agreement (the "Subscription Agreement") in the form of Exhibit "A" attached hereto, pursuant to which CCIIC shall agree to subscribe for and purchase common shares in the capital of Itemus with an aggregate purchase price of not more than U.S.$10,000,000 and shall complete the subscription and purchase of the Purchased Shares (as defined therein).

2.2   Provided that (i) the Itemus Group has purchased goods and services from Compaq Group Members pursuant hereto in the aggregate of at least U.S.$75,000,000 on or before the fourth anniversary date hereof; (ii) neither Itemus nor any Itemus Affiliate is in default or in breach in any material respect, whether individually or in the aggregate, of any of its respective representations, warranties, covenants and obligations pursuant to this Agreement, the Subscription Agreement, any applicable Strategic Alliance and Sales Agreement or any other purchase order or agreement with any Compaq Group Member, the assignment and pledge agreement in the form of Exhibit "C" attached hereto, (the "Pledge Agreement") or the registration rights agreement in the form of Exhibit "D" attached hereto (collectively, the "Agreements"); (iii) the conditions precedent set forth in the Subscription Agreement are satisfied; and (iv) there has not been any material adverse change in the business, affairs, assets, operations or condition, financial or otherwise, of Itemus and Itemus continues to be principally involved in the provision of and investment in Internet strategies, solutions, services and software, then CCIIC shall subscribe for and purchase, at the Second Subscription Purchase Price, as defined in, and to be determined in accordance with the provisions of the Subscription Agreement, that number of additional common shares in the capital stock of Itemus which is the lesser of (i) U.S.$5,000,000 divided by the Second Subscription Purchase Price, and (ii) the number of such shares that, when added to the securities of Itemus already held directly or indirectly by CCIIC or its affiliates, equals 19.5% of the then issued and outstanding securities of Itemus.

2.3   Notwithstanding the foregoing, CCIIC and the Compaq Group shall have the right to maintain their equity interest in Itemus at such level as will enable Compaq to use the fair market value cost accounting method to account for its investment in Itemus at all times. If any change in the capitalization of Itemus or any other event or circumstance (including without limitation an issuer bid made by Itemus) has the result of increasing CCIIC's and the Compaq Group's percentage of outstanding equity securities of Itemus to 20% or more, Itemus shall, forthwith upon request by Compaq, and subject to applicable law, be required to purchase such number of securities from CCIIC at the fair market value of such securities at the relevant time as to decrease CCIIC's ownership to 19.5% of the total outstanding equity securities of Itemus.

2.4 Notwithstanding the above, if Itemus requests that CCIIC consider making an alternative investment, other than the investment in the additional shares of Itemus as described above, and if CCIIC agrees to make such alternative investment, then the parties may agree to waive both the requirement of CCIIC to subscribe for the additional Itemus common shares pursuant to section 2.2, and Itemus' Supplementary Purchase Commitment.

3. BOARD REPRESENTATION

3.1 Provided that CCIIC continues to hold such number of shares of Itemus as is equal to at least 10% of the Purchased Shares (as such term is defined in the Share Subscription Agreement), Itemus shall use its commercially reasonable efforts with a view to ensuring that at least one representative or nominee of CCIIC or an affiliate thereof, as selected by CCIIC, shall hold a seat on the board of directors of Itemus, and such efforts shall include, without limitation, placing the name of CCIIC's nominee, as CCIIC shall direct, on any slate of persons being recommended by the management of Itemus to the shareholders for election to the Board of Directors from time to time. It is CCIIC's intention that its initial nominee will be Mr. David Booth.

4. CCIIC'S RIGHTS AND REMEDIES

4.1 In the event that Itemus or any Itemus Affiliate is in default or in breach in any material respect, whether individually or in the aggregate, of any of the representations, warranties, terms, covenants or conditions of any of the Agreements (a "Default") or in the event that Itemus is adjudged a bankrupt, makes an assignment for the benefit of its creditors, takes advantage of any insolvency legislation or a receiver or trustee is appointed with respect to the business and affairs of Itemus (and such appointment is not vacated within 30 days) (any of such events, a "Bankruptcy Event"), then CCIIC, together with the applicable Compaq Group Member, as the case may be, shall, in its sole discretion, have the right to:

(a)   immediately terminate any one or more of the Agreements;

(b)   sell at any time any or all of the shares of Itemus then held by CCIIC in a commercially reasonable manner, whether in the public markets or in one or more private transactions, CCIIC will use its commercially reasonably efforts to give Itemus at least five (5) Business Days (as defined herein) notice of its intention to make any such sale(s);

(c)   if Itemus fails to make any payment contemplated by section 4.3 after a Default or Bankruptcy Event, exercise any or all of its rights pursuant to the assignment and pledge of either the convertible note of, or the securities of, Shooting Gallery Inc., pursuant to the Pledge Agreement, as referred to in section 5.1 hereof; and

(d)   notwithstanding the foregoing, commence any action or pursue any other rights or remedies which may be available in law or equity if such breach or default relates to the non-payment of goods or services supplied by a Compaq Group Member for which payment in full was not received by the relevant Compaq Group Member, provided, however, that Itemus and the applicable Itemus Affiliate shall be liable for payments for goods and services supplied by or on behalf of a Compaq Group Member to Itemus or the Itemus Affiliate but not for non-payment for any goods or services provided to any other Itemus Group Member.

4.2   For greater certainty, a material default hereunder shall include, without limitation, failure by Itemus to meet any of the Initial Purchase Commitments or the Supplementary Purchase Commitment.

4.3 If CCIIC exercises its rights under paragraph 4.1(b) above and sells some or all of its shares of Itemus:

(a) if the net proceeds of such sale, net of all commissions, transfer taxes (if any) and other fees and costs related to such sale, is greater than or equal to the subscription price of such shares as paid by CCIIC, then CCIIC shall be entitled to keep such proceeds, and Itemus shall not be obligated to make any payment to CCIIC in connection with the sale of such shares;

(b) if the net proceeds of such sale, net of all commissions, transfer taxes (if any), and other fees and costs related to such sale ("Sales Costs"), is less than the subscription price of such shares as paid by CCIIC, then Itemus shall pay CCIIC the amount ("Loss") in Canadian dollars equal to the following:

Loss = (subscription price for Itemus securities sold by CCIC minus the sale price for Itemus securities plus the Sales Costs) x R

For purposes of the above, R = one (1) minus the fraction which has as its numerator the total dollar amount of goods and services purchased from Compaq Group Members by Itemus Group Members pursuant hereto and as its denominator the Initial Purchase Commitment (plus the Supplementary Purchase Commitment, if CCIIC purchased additional securities pursuant to section 2.2 of this Agreement).

5. SHARE PLEDGE AGREEMENT

5.1 As security for the direct and indirect obligations of Itemus as contained in the Agreements, Itemus hereby agrees to assign and pledge its rights in and under the U.S.$7,500,000 convertible bridge note (the "Note") dated October 30, 2000 issued by Shooting Gallery Inc. ("Shooting Gallery") on the terms as contained in Exhibit "C" hereto, together with any and all shares in Shooting Gallery issued pursuant thereto or resulting from such Note, and Itemus hereby further agrees that immediately upon Itemus receiving any shares of Shooting Gallery, Itemus shall provide CCIIC with a pledge of such shares of Shooting Gallery and deliver possession to CCIIC of the share certificates representing such shares, provided such shares shall not exceed fifty percent (50%) of the issued and outstanding shares of Shooting Gallery.

6.   PURCHASE RIGHT

6.1   CCIIC shall be given prior written notice by Itemus of any proposed acquisition, financing or other transaction (collectively, a "Financing") whereby additional equity securities, rights, options or warrants to acquire equity securities or rights in connection therewith, or securities convertible into any such securities will be issued by Itemus. The notice will describe the Financing, the securities (including, without limitation, rights, options and warrants) to be issued in connection therewith and the number of securities which CCIIC is entitled to purchase pursuant to the Purchase Right (defined below) and the purchase price and other terms upon which Itemus proposes to issue same.

6.2   CCIIC shall have the right (a "Purchase Right"), but not the obligation, in conjunction with the closing of any such Financing to purchase such number of additional securities (including without limitation, rights, options and warrants) on the same terms and conditions as offered under the Financing in order to maintain its then current percentage ownership of the outstanding equity securities of Itemus.

6.3   CCIIC shall not be entitled to exercise its Purchase Right if CCIIC does not provide Itemus with written notice of its intention to do so within 10 Business Days prior to the closing of the transaction(s) contemplated by the Financing. The exercise of the Purchase Right shall in all cases be subject to regulatory approval where such approval is required by law.

6.4   For greater certainty, no securities acquired by CCIIC pursuant to the exercise of a Purchase Right shall be included in the calculation of any payment which may be required to be made by Itemus pursuant to section 4.3 hereof.

7. COMMENCEMENT DATE AND TERMINATION

7.1 The commencement date of this Agreement is the date this Agreement is signed by CCIIC and shall, subject to earlier termination in accordance with the provisions of this Agreement, be in effect for a period of five (5) years. Itemus may, upon fifteen (15) days' notice to CCIIC, terminate this Agreement on written notice to CCIIC in the event that CCIIC fails to subscribe for and pay for the additional shares when and if required to do so in accordance with section 2.2 hereof.

8. JOINT MARKETING AND COOPERATION

8.1 Compaq and Itemus have the right to review and approve any joint marketing communications deliverables (including public relations materials) before distribution. Each party shall designate one person responsible for such approval. Marketing deliverables will be agreed to by both parties, and presently include: press releases and public relations activities (e.g. pitch stories to key publications, interviews).

8.2 Itemus agrees to add the Compaq trademarked icon "powered by Compaq" (as supplied by Compaq) to the bottom of its corporate web pages and those of all Itemus Affiliates as set forth in Schedule "A" from time to time. In addition, Itemus will list Compaq as a partner on its partner web page(s) and provide links back to Compaq's web sites for product information and sales support. The placement of and the approval of the use of Compaq's icon and partner listings shall be in the sole discretion of Compaq.

8.3 Compaq's logo (as supplied by Compaq) shall be featured wherever possible when Itemus' logo is featured in marketing and public relations activities relating to co-sponsored initiatives.

8.4 The placement of and the approval of the use of Compaq's logo shall be in accordance with Compaq's standards as Compaq may from time to time notify Itemus in writing.

8.5   The parties' representatives shall collaborate on productizing Itemus' solutions into packages with Compaq products and services to facilitate purchasing.

8.6   The parties' representatives shall meet at least quarterly to review the business, marketing and communications plans and results thereof.

9.   ENTIRE AGREEMENT

9.1   This Agreement supercedes any prior written or oral communications or representations by either party with respect to the subject matter hereof, and, together with the other documents and agreements referred to herein, shall be the entire agreement between the parties hereto in connection with the subject matter hereof.

10.   ASSIGNMENT

10.1   Itemus may not assign or transfer any of its rights or obligations under this Agreement without CCIIC's prior written consent. CCIIC may engage authorized resellers or use subcontractors to provide products and services being delivered pursuant to any Strategic Alliance and Sales Agreement entered into pursuant hereto.

11.   GOVERNING LAW

11.1   This Agreement and any orders hereunder will be governed by and construed under the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to the conflicts of laws principles of such province. The parties agree that in no event shall either party elect or require that any claim be tried by way of trial by jury.

12.   FURTHER ASSURANCES

12.1   Upon request by any of the parties hereto, from time to time, the other parties shall take such steps and execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such further instruments, transfers and other documents and assurances as may be reasonably requested to carry into effect the intentions of the parties as set out in this Agreement or in any other agreements to which it relates.

13. DISPUTE RESOLUTION

13.1 In the event of a dispute or claim of any kind arising under this Agreement ("Dispute"), then upon written request by either party, each of the parties will appoint a business executive that was not directly involved in the Dispute ("Executive") to negotiate a good faith resolution. The Executives will meet as often reasonably necessary to gather and furnish relevant information to the other that the parties believe to be appropriate. Any Dispute not resolved within ten (10) business days of the written request may be submitted to non-binding mediation, which will be held in Toronto, Ontario. The parties will agree upon a mediator who shall be a retired judge of the Ontario Superior Court of Justice (or any predecessor court) on the roster of mediators with the ADR Chambers, located in Toronto, Ontario, Canada and shall participate in good faith in such mediation process. If the parties are unable to agree on the mediator, they shall apply to the Ontario Superior Court of Justice for an order appointing one with the cited qualifications from the ADR Chambers. No litigation of the Dispute may be commenced until the thirtieth (30th) day after mediation begins; provided however; nothing in this section shall prevent either party from seeking emergency equitable relief as necessary to preserve the status quo.

14. MANNER OF GIVING NOTICE

14.1 All notices, demands, requests, elections, consents and approvals which may or are required to be given or made pursuant to any provision of this Agreement shall be given or made in writing, and shall be served personally or delivered by telecopier (where a telecopier number is provided) as follows:

(a)   *If to CCIIC, at:*

P.O. Box 265GT
Walker House
Georgetown
Grand Cayman
Cayman Islands

with a copy to:

Compaq Canada Corp.
45 Vogell Road
Richmond Hill, Ontario
L4B 3P6

Facsimile: 416-228-8510
Attention: Mark Crerar / Michael Borland, General Counsel

and with a copy to

Office of the Secretary
20535 Highway 249
MS 110701
Houston, Texas
U.S.A. 77070

and with a copy to:

Baker & McKenzie
BCE Place, Suite 2100
181 Bay Street
Toronto, Ontario M5J 2T3

Facsimile: (416) 863-6275
Attention: Charles M. Magerman

(b)   *If to Itemus, at:*

Itemus Inc.
The Exchange Tower
Suite 640
130 King Street West
Toronto, Ontario
M5X 1C7

Facsimile: (416) 203-8737
Attention: Mark Maybank

and with a copy to:

Lang Michener
BCE Place
P.O. Box 747, Suite 2500
181 Bay Street
Toronto, Ontario
M5J 2T7

Facsimile: (416) 365-1719
Attention: Geofrey Myers

or to such other addresses as the parties may from time to time advise the other parties hereto by notice in writing. Any such notice given as aforesaid shall be deemed conclusively to have been given on the first Business Day following the day on which such notice is telecopied and receipt thereof confirmed or on the day on which such notice is delivered, as the case may be. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day.

15. SUCCESSORS AND ASSIGNS

15.1 This Agreement shall be binding on and inure to the benefit of the parties and their respective successors and permitted assigns.

16. INTERPRETATION AND CURRENCY CONVERSION

(a) a word importing the masculine, feminine or neuter gender includes members of the other genders;

(b) a word defined in or importing the singular number has the same meaning when used in the plural number, and vice versa;

(c) a reference to any Act, by-law, rule or regulation or to a provision thereof shall be deemed to include a reference to any Act, by-law, rule or regulation or provision enacted in substitution therefor or amendment thereof;

(d) the headings to each section are inserted for convenience of reference only and do not form part of the Agreement; and

(e) the U.S. dollar equivalent for amounts paid for Compaq Group goods and services in Canadian dollars shall be determined by multiplying the amount(s) in Canadian dollars by the Exchange Rate (as defined herein) as of the Business Day (as defined herein) prior to the date of each such purchase. "Exchange Rate" means one (1) divided by the mid point closing rate quoted by the Bank of Montreal as the rate at which it will purchase United States dollars with a like amount of Canadian funds. "Business Day" means a day on which the banks in the Province of Ontario are open for business.

17. PARAMOUNTCY

17.1 To the extent any conflict occurs between the terms of this Agreement and the terms as contained in any Strategic Alliance and Sales Agreement or any purchase orders entered into pursuant thereto, the terms of this Agreement shall be paramount and shall prevail to the extent of any inconsistency.

18. COUNTERPARTS

18.1 This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute an agreement. A counterpart provided by way of facsimile transmission shall be deemed to be an original, it shall not be necessary when making proof of this Agreement to account for more than one counterpart.

F:\CMM\COMPAQ\Itemus\Documents\ItemusMasterAgt5.doc

IN WITNESS WHEREOF the parties have executed this Agreement on the date first above written.

COMPAQ CAYMAN ISLANDS
INVESTMENT COMPANY

/s/ Linda S. Auwers

Per: _____

Name: Linda S. Auwers
Title: Vice President and Secretary

/s/ Ben K. Wells

Per: _____

Name: Ben K. Wells
Title: Vice President and Treasurer

ITEMUS INC.

/s/ Mark Maybank

Per: _____

Name: Mark Maybank
Title: Executive Vice President

REGISTRATION AGREEMENT

REGISTRATION AGREEMENT dated as of December 12, 2000, between itemus inc., a corporation organized under the laws of Canada (the "Corporation"), and Compaq Cayman Islands Investment Company, a corporation organized under the laws of the Cayman Islands (the "Purchaser").

The Purchaser and the Corporation are parties to a Subscription Agreement of even date herewith (the "Subscription Agreement"). In order to induce the Purchaser to enter into the Subscription Agreement, the Corporation has agreed to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the consummation of the Purchaser's purchase of shares pursuant to the Subscription Agreement.

The parties hereto agree as follows:

Section 1. Definitions. For purposes of this Agreement, the following terms have the meanings set forth below:

"Common Shares" means the shares in the capital of the Corporation that are designated as "common shares" in the Articles of Incorporation of the Corporation.

"Corporation" means itemus inc., a corporation organized under the laws of Canada.

"Corporation-paid Demand Registration" has the meaning set forth in Section 2.2.

"Demand Registration" has the meaning set forth in Section 2.1.

"NASD" means the National Association of Securities Dealers, Inc. and any successor organization.

"Nasdaq" means The Nasdaq Stock Market, Inc. and any successor organization.

"Person" means an individual, a corporation, a partnership, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Piggyback Registration" has the meaning set forth in Section 3.1.

"Purchaser" means Compaq Cayman Islands Investment Company, a corporation organized under the laws of the Cayman Islands.

"Registrable Securities" means (a) any Common Shares issued to the Purchaser pursuant to the Subscription Agreement, (b) any Common Shares issued or issuable with respect to the Common Shares referred to in clause (a) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, and (c) any other Common Shares held by Persons holding securities described in clauses (a) or (b). As to any particular Registrable Securities, such securities will cease to be Registrable Securities when they have been distributed to the public pursuant to a offering registered under the Securities Act or sold to the public in compliance with Rule 144 under the Securities Act (or any similar rule then in force). For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

"Registration Expenses" means all expenses incident to the registration and disposition of the Registrable Securities pursuant to this Agreement, including all registration, filing and applicable securities exchange fees, all fees and expenses of complying with state securities or blue sky laws (including fees and disbursements of counsel to the underwriters or the holders of Registrable Securities in connection with "blue sky" qualification of the Registrable Securities and determination of their eligibility for investment under the laws of the various jurisdictions), all word processing, duplicating and printing expenses, all messenger and delivery expenses, the fees and disbursements of counsel for the Corporation and of counsel for any other Person reasonably requested by the holders of a majority of the Registrable Securities included in the registration, the fees and expenses of the Corporation's independent public accountants and any other independent public accountants whose opinions are included in the registration statement, including the expenses of "cold comfort" letters or any special audits required by, or incident to, such registration, all fees and disbursements of underwriters (other than underwriting discounts and commissions), all transfer taxes, and the reasonable fees and expenses of counsel and accountants to the holders of Registrable Securities; provided that Registration Expenses will exclude, and the holders of Registrable Securities will pay, all underwriting discounts and commissions in respect of the Registrable Securities being registered by such holders. In connection with any registration pursuant to this Agreement, the Corporation will not be obligated to pay the fees and expenses for more than one counsel, other than local and special counsel, or for more than one firm of accountants representing the holders of Registrable Securities.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Securities Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Subscription Agreement" has the meaning set forth in the preamble to this Agreement.

Unless otherwise stated, other capitalized terms contained herein have the meanings set forth in the Subscription Agreement.

<u>Section 2.</u>   <u>Demand Registrations.</u>

2.1   <u>Requests for Registration.</u> Subject to the provisions of Sections 2.3 and 2.4, at any time after the Corporation has completed a public offering of its equity securities registered under the Securities Act, or after such earlier date as the Corporation has caused its Common Shares to be listed for trading on Nasdaq or any other U.S. national securities exchange, the holders of at least 25% of the Registrable Securities may request registration under the Securities Act of all or part of their Registrable Securities (a "<u>Demand Registration</u>"). Each request for a Demand Registration will specify the approximate number of Registrable Securities requested to be registered and the anticipated per share price range for such offering. Within ten days after receipt of any such request, the Corporation will give written notice of such requested registration to all other holders of Registrable Securities and will include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within 15 days after the receipt of the Corporation's notice.

2.2   <u>Permitted Number of Demand Registrations.</u> The holders of Registrable Securities will be entitled to request (a) two Demand Registrations in which the Corporation will bear all Registration Expenses ("<u>Corporation-paid Demand Registrations</u>") and (b) one additional Demand Registration in which the holders of Registrable Securities will bear their share of the Registration Expenses as set forth in Section 6.2; provided that the aggregate offering value of the Registrable Securities requested to be registered in any Corporation-paid Demand Registration must equal at least $2,000,000. A registration will not count as one of the permitted Demand Registrations until it has become effective unless such Demand Registration has not become effective due solely to the fault of the holders requesting such registration; provided that in any event the Corporation will pay all Registration Expenses in connection with any registration initiated as a Corporation-paid Demand Registration, whether or not it has become effective. The Corporation will be permitted to file a Form F-3 (or similar short-form registration statement) in connection with each Demand Registration provided that it is then eligible to use such form.

2.3   <u>Priority on Demand Registrations.</u> The <u>Corporation</u> will not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of a majority of the Registrable Securities initially requesting such registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Corporation in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the holders of a majority of the Registrable Securities initially requesting registration, the Corporation will include in such registration prior to the inclusion of any securities that are not Registrable Securities the number of Registrable Securities requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder. Any Persons

3

other than holders of Registrable Securities who participate in Demand Registrations which are not at the Corporation's expense must pay their share of the Registration Expenses as provided in Section 6.2.

2.4   Restrictions on Demand Registrations.   The Corporation will not be obligated to effect any Demand Registration within 180 days after the effective date of (a) the Corporation's initial public offering registered pursuant to the Securities Act, (b) a previous Demand Registration or (c) a registration in which the holders of Registrable Securities were given piggyback rights pursuant to Section 3 and in which there was no reduction in the number of Registrable Securities requested to be included.   The Corporation may postpone for up to 90 days the filing or the effectiveness of a registration statement for a Demand Registration if the Corporation and the holders of a majority of the Registrable Securities agree that such Demand Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Corporation or any of its subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration will be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration will not count as one of the permitted Demand Registrations hereunder.   The Corporation and the holders of Registrable Securities will share equally all Registration Expenses incurred in connection with any such withdrawn registration.

2.5   Selection of Underwriters.   The holders of a majority of the Registrable Securities initially requesting registration will have the right to select the investment bankers and managers to administer the offering, subject to the Corporation's approval, which will not be unreasonably withheld.

2.6   Other Registration Rights.   Except as provided in this Agreement, the Corporation will not grant to any Person the right to request the Corporation to register any equity securities of the Corporation, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of a majority of the Registrable Securities; provided that the Corporation may grant rights to other Persons to (a) participate in Piggyback Registrations so long as such rights are subordinate to the rights of the holders of Registrable Securities with respect to such Piggyback Registrations and (b) request registrations so long as the holders of Registrable Securities are entitled to participate in any such registrations with such Persons pro rata on the basis of the number of shares owned by each such holder.

Section 3.   Piggyback Registrations.

3.1   Right to Piggyback.   Whenever the Corporation proposes to register any of its securities under the Securities Act (other than pursuant to a Demand Registration) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Corporation will give prompt written notice (in any event within three business days after its receipt of notice of any exercise of demand registration rights other than under this Agreement) to all holders of Registrable Securities of its intention to effect such a registration and, subject to the provisions of Sections 3.3 and 3.4, will include in such registration all Registrable Securities with respect to which the Corporation has received written requests for inclusion therein within 15 days after the receipt of the Corporation's notice.

3.2 **Piggyback Expenses**. All Registration Expenses incurred in connection with any Piggyback Registration will be borne by the Corporation; provided that if the proposed method of disposition of the Registrable Securities included in any Piggyback Registration differs materially from the method of disposition proposed by the Company or the other holders of the Corporation's securities requesting such registration, then the holders of Registrable Securities will be responsible for any additional Registration Expenses incurred as a result of the proposed method of disposition of such Registrable Securities.

3.3 **Priority on Primary Registrations**. If a Piggyback Registration is an underwritten primary registration on behalf of the Corporation, and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Corporation, the Corporation will include in such registration (a) first, the securities the Corporation proposes to sell, (b) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by each such holder, and (c) third, other securities requested to be included in such registration.

3.4 **Priority on Secondary Registrations**. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Corporation's securities, and the managing underwriters advise the Corporation in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the holders initially requesting such registration, the Corporation will include in such registration (a) first, the securities requested to be included therein by the holders requesting such registration and the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities on the basis of the number of shares owned by each such holder, and (b) second, other securities requested to be included in such registration.

Section 4. **Holdback Agreements.**

4.1 **Agreement by Holders**. Each holder of Registrable Securities agrees not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of equity securities of the Corporation, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are included (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

4.2   Agreements by the Corporation. The Corporation agrees (a) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 180-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-4, Form S-8 or any successor forms), unless the underwriters managing the registered public offering otherwise agree, and (b) to cause each holder of at least 2% (on a fully-diluted basis) of its Common Shares, or any securities convertible into or exchangeable or exercisable for Common Shares, purchased from the Corporation at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.

Section 5. Registration Procedures and Related Matters.

5.1   Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Corporation will use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Corporation will as expeditiously as possible:

(a)   prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective; provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Corporation will furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement and, in an underwritten offering, to counsel for the underwriters, copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel;

(b)   prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(c)   furnish, without charge, to each seller of Registrable Securities and each underwriter such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities;

(d) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; provided that the Corporation will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) incur blue sky filing fees or other expenses (including legal fees and expenses) in excess of $25,000 in connection with any registration of Registrable Securities;

(e) promptly notify each seller of such Registrable Securities of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Corporation will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(f) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Corporation are then listed and, if not so listed, to be listed on the Nasdaq Stock Market and, if listed on the Nasdaq Stock Market, use its best efforts to secure designation of all such Registrable Securities covered by such registration statement as a "national market system security" within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission or, failing that, to secure authorization from the Nasdaq Stock Market for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

(g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

(i) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Corporation, and cause the Corporation's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(j)   otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Corporation's first full calendar quarter after the effective date of the registration statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(k)   permit any holder of Registrable Securities who might be deemed to be an underwriter or a controlling person of the Corporation, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Corporation in writing, which in the reasonable judgment of such holder and its counsel should be included;

(l)   in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Shares included in such registration statement for sale in any jurisdiction, the Corporation will use its reasonable best efforts promptly to obtain the withdrawal of such order; and

(m)   if customary, obtain a cold comfort letter from the Corporation's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request; provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement.

(n)   obtain an opinion of the Corporation's counsel, and any other counsel reasonably requested by the holders of a majority of the Registrable Securities included in such offering, in customary form and covering such matters of the type customarily covered by opinions of counsel as such holders reasonably request; provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement;

(o)   deliver promptly to counsel for the holders of Registrable Securities and each underwriter, if any, participating in the offering of the Registrable Securities, copies of all correspondence between the Securities and Exchange Commission and the Corporation, its counsel or auditors and all memoranda relating to (and allow the holders' counsel and any underwriters counsel to participate in) discussions with the Securities and Exchange Commission or its staff with respect to such registration statement; and

(p)   in connection with any underwritten offering, make available its employees and personnel and otherwise provide reasonable assistance to the underwriters, including by participating in meetings, drafting sessions, due diligence sessions and road shows, in their marketing of Registrable Securities.

If any such registration or comparable statement refers to any holder by name or otherwise as the holder of any securities of the Corporation and if its sole and exclusive judgment, such holder is or might be deemed to be a controlling person of the Corporation, such holder will have the right to require (i) the insertion therein of language, in form and substance satisfactory to such holder and presented to the Corporation in writing, to the effect that the holding by such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of the Corporation's securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the Corporation, or (ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar federal statute then in force, the deletion of the reference to such holder; provided that with respect to this clause (ii) such holder will furnish to the Corporation an opinion of counsel to such effect, which opinion and counsel will be reasonably satisfactory to the Corporation.

5.2   Unlegended Certificates. In connection with the offering of any Registrable Securities registered pursuant to this Agreement, the Corporation will promptly after the sale of such Registrable Securities (a) facilitate the timely preparation and delivery to holders and the underwriters, if any, participating in such offering, of unlegended certificates representing ownership of such Registrable Securities being sold in such denominations and registered in such names as requested by such holders or such underwriters and (b) instruct any transfer agent and registrar of such Registrable Securities to release any stop transfer orders with respect to any such Registrable Securities.

5.3   No Required Sale. Nothing in this Agreement will be deemed to create an independent obligation on the part of any holder of Registrable Securities to sell any Registrable Securities pursuant to any effective registration statement.

5.4   Rule 144. The Corporation will take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission including, without limiting the generality of the foregoing, filing on a timely basis all reports required to be filed under the Securities Exchange Act. Upon the request of any holder of Registrable Securities, the Corporation will deliver to such holder a written statement as to whether it has complied with such requirements.

5.5   Underwriting Agreement. If any Demand Registration is an underwritten offering, the Corporation will enter into a customary underwriters agreement with a managing underwriter or underwriters which will be reasonably satisfactory in form and substance to the Corporation and the holders of a majority of the Registrable Securities included in such registration and will contain such representations and warranties by, and such other agreements on the part of, the Corporation and such other terms as are generally prevailing in agreements of that type, including customary provisions relating to indemnification and contribution. The holders of Registrable Securities in such offering may, at their option, be parties to such underwriting agreement and require that any or all of the representations and warranties by, and other agreements on behalf of, the Corporation to and for the benefit of the underwriters also be made to and for the benefit of such holders and that any and all of the conditions precedent to the obligations of such underwriters be conditions precedent to the obligations of such holders.

Section 6. Registration Expenses.

6.1 <u>Payment of Registration Expenses</u>. All Registration Expenses incident to the Corporation's performance of or compliance with this Agreement will be borne as provided in this Agreement; provided that that the Corporation will, in any event, pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Corporation are then listed or on the Nasdaq Stock Market.

6.2 <u>Other Expenses</u>. To the extent Registration Expenses are not required to be paid by the Corporation, each holder of securities included in any registration pursuant to this Agreement will pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable will be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

Section 7. Indemnification.

7.1 <u>Corporation Indemnification</u>. The Corporation agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, its officers and directors and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Corporation by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Corporation has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Corporation will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the

Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

7.2   **Holder Indemnification.** In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder will furnish to the Corporation in writing such information and affidavits as the Corporation reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will indemnify the Corporation, its directors and officers and each Person who controls the Corporation (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify will be individual to each holder and will be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

7.3   **Resolution of Claims.** Any Person entitled to indemnification hereunder will (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (b) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

7.4   **Survival.** The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities.

7.5   **Contribution.** If the indemnification provided for in this Section 7 is for any reason held by a court to be unavailable to an indemnified party under Section 7.1 or 7.2 hereof in respect of any loss, claim, damage, liability and expenses, or any action in respect thereof, then, in lieu of the amount paid or payable under Section 7.1 or 7.2 hereof, the indemnified party and the indemnifying party under Section 7.1 or 7.2 hereof will contribute to the aggregate losses, claims, damages, liabilities and expenses (including legal or other expenses reasonably incurred in connection with investigating the same), (a) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand, and the indemnified party on the other, which resulted in such loss, claim, damage, liability or expense, or action in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage, liability or expense, or action in respect thereof, as well as any other relevant equitable considerations, or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative fault but also the relative benefits received by the indemnifying party and the indemnified party from the offering of the securities covered by such registration statement as well as any other relevant equitable considerations. The parties hereto agree that it would not be just and equitable if contributions pursuant to this Section 7.5 were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the preceding sentence of this Section 7.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. In addition, no Person will be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent will not be unreasonably withheld. Notwithstanding anything in this Section 7.5 to the contrary, no indemnifying party (other than the Corporation) will be required to contribute any amount in excess of the proceeds (net of expenses and underwriting discounts and commissions) received by such party from the sale of the Registrable Securities in the offering to which the losses, claims, damages, liabilities or expenses of the indemnified parties relate.

7.6 Other Indemnification. Indemnification and contribution similar to that specified in the preceding subsections of this Section 7 (with appropriate modifications) will be given by the Corporation and holders of Registrable Securities participating in a registered offering with respect to any required registration or other qualification of securities under any federal, state or blue sky law or regulation of any governmental authority other than the Securities Act. The indemnification agreements contained in this Section 7 will be in addition to any other rights to indemnification or contribution which any indemnified party may have pursuant to law or contract.

7.7 Indemnification Payments. The indemnification and contribution required by this Section 7 will be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

Section 8. Participation in Registrations.

8.1 Required Actions. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents consistent with the terms of this Agreement; provided that no holder of Registrable Securities included in any underwritten registration will be required to make any representations or warranties to the Corporation or the underwriters other than representations and warranties regarding such holder and such holder's intended method of distribution and any liability of such holder to any underwriter or other Person under such underwriting agreement will be limited to liability arising from breach of its representations and warranties and will be limited to an amount equal to the proceeds (net of expenses and underwriting discounts and commissions) that it derives from such registration.

8.2   Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Corporation will give each holder participating in such registration, its underwriters, if any, and its respective counsel, accountants and other representatives and agents the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Securities and Exchange Commission, and each amendment thereof or supplement thereto, and give each of them such reasonable access to its books and records and such reasonable opportunities to discuss the business of the Corporation with its officers and employees and the independent public accountants who have certified its financial statements, and supply all other information reasonably requested by each of them, as is necessary or appropriate, in the opinion of each such registering holder and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

Section 9.   Miscellaneous.

9.1   No Inconsistent Agreements. The Corporation has not previously entered into any agreement with respect to its securities granting any registration rights to any Person. The rights granted to the holders of Registrable Securities hereunder do not in any way conflict with and are not inconsistent with any other agreements to which the Corporation is a party or by which it is bound. The Corporation is not a party to and will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement. If the Corporation enters into any other registration rights agreement after the date of this Agreement with respect to any of its securities containing terms which are more favorable to, or less restrictive on, the other party thereto than the terms and conditions contained in this Agreement are to the holders of Registrable Securities, then the terms and conditions of this Agreement will immediately be deemed to have been amended without further action by the Corporation or the holders of Registrable Securities so that such holders will be entitled to the benefit of any such more favorable or less restrictive terms or conditions.

9.2   Adjustments Affecting Registrable Securities. Other than as contemplated by this Agreement, the Corporation will not take any action, or permit any change to occur, with respect to its securities which would materially and adversely affect the ability of the holders of Registrable Securities to include such Registrable Securities in a registration undertaken pursuant to this Agreement or which would adversely affect the marketability of such Registrable Securities in any such registration (including effecting a stock split or a combination of shares).

9.3 **Remedies.** Each holder of Registrable Securities will have all rights and remedies set forth in this Agreement, the Corporation's Articles of Incorporation and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement will be entitled to enforce such rights specifically, without posting a bond or other security, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

9.4 **Consent to Amendments.** Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Corporation may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Corporation has obtained the written consent of the holders of a majority of the Registrable Securities. No other course of dealing between the Corporation and the holder of any Registrable Securities or any delay in exercising any rights hereunder or under the Corporation's Articles of Incorporation will operate as a waiver of any rights of any such holders. For purposes of this Agreement, shares of Registrable Securities held by the Corporation or any of its subsidiaries will not be deemed to be outstanding. If the Corporation pays any consideration to any holder of Registrable Securities for such holder's consent to any amendment, modification or waiver hereunder, the Corporation will also pay each other holder granting its consent hereunder equivalent consideration computed on a pro rata basis.

9.5 **Successors and Assigns.** Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, and whether or not any express assignment has been made, the provisions of this Agreement which are for the Purchaser's benefit as a purchaser or holder of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of such Registrable Securities.

9.6 **Severability.** Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

9.7 **Counterparts.** This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

9.8 **Descriptive Headings.** The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

9.9 **Notices.** All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally to the recipient, when sent to the recipient by facsimile with receipt confirmed (where a facsimile number is provided), two business days after the date when sent to the recipient by reputable express courier service (charges prepaid). Such notices, demands and other communications will be sent to the Purchaser and to the Corporation at the addresses indicated below:

If to the Purchaser:

Compaq Cayman Islands Investment Company
P.O. 265 GT
Walker House
Georgetown, Grand Cayman
Cayman Island

With copies to:

Compaq Computer Corp.
Office of Secretary
20555 Highway 249
MS 110701
Houston, Texas 77070

and

Compaq Canada Corp.
45 Vogell Road
Richman Hill, Ontario
L4B 3P6
Facsimile: 416-228-8510
Attention: Mark Crerar/Michael Borland, General Counsel

and

Baker & McKenzie
BCE Place, Suite 2100
181 Bay Street
Toronto, Ontario M5J 2T3
Facsimile: 416-863-6275
Attention: Charles M. Magerman

If to the Corporation:

itemus inc.
Suite 640
130 King Street West
Toronto, Ontario M5X 1C7
Facsimile: 416-203-8737
Attention: Mark Maybank

With copies (which will not constitute notice) to:

Lang Michener
BCE Place, Suite 2500
181 Bay Street
Toronto, Ontario M5J 2T7
Facsimile: 416-365-1719
Attention: Geofrey Myers

and

Greenberg Traurig LLP
200 Park Avenue
New York, New York 10166
Facsimile: 212-801-6400
Attention: Joseph Rosenbaum

or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.

9.10   No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the Corporation and the Purchaser and their respective successors and permitted assigns.

9.11   Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the parties and supersedes any prior understandings, agreements, or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof.

9.12   Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any reference to any federal, state, local, or foreign statute or law will be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The use of the word "including" in this Agreement is intended by the parties to be by way of example rather than limitation.

9.13   GOVERNING LAW. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT WILL BE GOVERNED BY THE FEDERAL LAWS OF THE UNITED STATES OF AMERICA AND THE INTERNAL LAW, AND NOT THE LAW OF CONFLICTS, OF THE STATE OF DELAWARE.

*   *   *   *   *

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ITEMUS INC.

/s/ Mark Maybank
Per: _____
    Name: Mark Maybank
    Title: Executive Vice President

COMPAQ CAYMAN ISLANDS
INVESTMENT CORPORATION

/s/ Linda S. Auwers
Per: _____
    Name: Linda S. Auwers
    Title: Vice President and Secretary